OPTIONSXPRESS HOLDINGS, INC.
311 W. Monroe, Suite 1000
Chicago, Illinois 60606
August 31, 2007
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE, Mail Stop 7010
Washington, D.C. 20549
Attention:  Rufus Decker
                   Lisa Haynes

Re:	Comment Letter Dated August 22, 2007 Regarding optionsXpress Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
(SEC File No. 001-32419)
Dear Mr. Decker and Ms. Haynes:
     On behalf of optionsXpress Holdings, Inc. (the “Company”), this letter responds to the letter, dated August 22, 2007 (the “Comment Letter”), from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006. The numbered paragraphs below set forth the Staff’s comments together with the Company’s responses and correspond to the numbered paragraphs in the Comment Letter.
Form 10-K for the year ended December 31, 2006
General
1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.
Response:
The Company notes the Staff’s comment.

Securities and Exchange Commission
August 31, 2007

Consolidated Financial Statements
Consolidated Statements of Operations, page F-3
2.	Please revise your income statement line item titled “Total revenues” to indicate that this amount represents revenues net of interest expense (and other items if applicable).
Response:
The Company’s income statement line “Total revenues” is net of interest expense. Accordingly, the Company will rename this line item in future filings, including interim filings, to “Net revenues”.
Consolidated Statements of Cash Flows, page F-6
3.	We note from your disclosures on page F-11 that your short-term investments include both available-for-sale investments and marked-to-market (trading) investments. Please tell us how you considered the provisions of paragraph 18 of SFAS 95 and paragraphs 8 and 26 of SFAS 102 in determining that cash flows from the purchase and maturity/sale of both available-for-sale and marked-to-market investments should be presented as investing activities.
Response:
The Company considered the provisions of SFAS 95 and SFAS 102 and concluded that the cash flows from purchases, maturities and sales of both available-for-sale and marked-to-market investments should be presented as investing activities.
The available-for-sale investments are held at the holding company and not in a “trading” account for purposes of resale. They are investments of Company cash in short-term notes and as such, the Company believes purchases, sales and maturities of all such notes should be reflected in cash flows from investing activities.
The marked-to-market investments are also investments of Company cash in short-term notes. These notes are held in the broker-dealer subsidiary of the Company as capital to support the self-clearing operations of the subsidiary. They are considered marked-to-market since they are held in a broker-dealer. However, the investments are not held in a “trading” account and are not “acquired specifically for resale” as discussed in paragraphs 8 and 26 of SFAS 102 — they are generally held to maturity. As a result, the Company believes purchases, sales and maturities of all such notes should be reflected in cash flows from investing activities.

Securities and Exchange Commission
August 31, 2007

Exhibit 23.1 — Consent of Independent Registered Public Accounting Firm
4.	Your consent indicates that a reference has been made in your audit opinion dated February 23, 2007 to the financial statement schedule of optionsXpress Holdings, Inc. However, your audit opinion on page F-2 does not include such a reference to the supplemental schedules furnished pursuant to Article 12 of Regulation S-X. Please ensure that either your accountant’s report on the consolidated financial statements is revised to include a reference to the supplemental schedules or you may include a separate accountant’s report with the supplemental schedules.
Response:
The Company’s Independent Registered Public Accounting Firm has used a form of consent where their opinion on the schedule is included in the second paragraph. Please note that the last sentence of that paragraph reads: “In our opinion, as to which the date is February 23, 2007, the schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.”
*     *     *     *
     The Company hopes that the foregoing has been responsive to the Staff’s comments. In addition, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to such filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
     If you have any questions related to this letter, please contact me at (312) 267-6620.

Sincerely,

/s/ Adam DeWitt
Adam DeWitt
Chief Financial Officer